

August 12, 2020

By E-Mail

Jerald A. Hammann
1566 Sumter Ave. N.
Minneapolis, MN 55427

> **Re:** **CytRx Corporation**
> **Revised Preliminary Proxy Statement**
> **Filed August 7, 2020 by Jerald A. Hammann**
> **File No. 000-15327**

Dear Mr. Hammann:

We have reviewed your filing and have the following comments.

Revised Preliminary Proxy Statement

Background of the Solicitation, page 3

1. We note your response to our prior comment 1 in our July 31, 2020 comment letter. We do not believe you have provided sufficient support for the suggestion that the decision by the company to postpone its annual meeting was related to <u>your</u> request that it do so. Thus, please revise your disclosure to include the facts described in your response or remove the suggestion.

Reasons for the Solicitation, page 5

2. We reissue prior comment 6 in our July 31, 2020 comment letter because we do not believe you have provided sufficient support that the company's cost of capital has increased.

Please direct any questions to me at (202) 551-3619.

Sincerely,
<u>/s/ Daniel F. Duchovny</u>
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions